UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
              of Small Business Issuers Under Section 12 (b) or (g)
                     of the Securities Exchange Act of 1934

                         TURBINE PROJECT SERVICES, INC.
                              (f/k/a FURTIVE, INC.)
                 (Name of Small Business Issuer in its charter)


            FLORIDA                                      65-1063107
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or organization)

             270 NW 3rd Court                            33432-3720
----------------------------------------                 ----------
           Boca Raton, Florida                           (Zip Code)
(Address of principal executive offices)

                       Issuer's Telephone: (561) 368-1427
          ------------------------------------------------------------
          Securities to be registered under Section 12 (b) of the Act:

Title of each class                          Name of each exchange on which each
to be so registered                          Class is to be registered
------------------------                     -----------------------------------

                                             - NONE -

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE
                                (Title of Class)

                                TABLE OF CONTENTS

PART I ....................................................................... 1

      ITEM 1.  DESCRIPTION OF BUSINESS ....................................... 1

      ITEM 2.  PLAN OF OPERATION ............................................. 4

      ITEM 3.  DESCRIPTION OF PROPERTY ....................................... 4

      ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
               OWNERS AND MANAGEMENT ..........................................5

      ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
               AND CONTROL PERSONS ............................................6

      ITEM 6.  EXECUTIVE COMPENSATION..........................................8

      ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED
               TRANSACTIONS  ..................................................9

      ITEM 8.  DESCRIPTION OF SECURITIES ......................................9

PART II  .....................................................................11

      ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE
               REGISTRANT'S COMMON EQUITY AND RELATED
               STOCKHOLDER MATTERS ...........................................11

      ITEM 2.  LEGAL PROCEEDINGS .............................................11

      ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS ON ACCOUNTING AND
               FINANCIAL DISCLOSURE...........................................11

      ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES........................11

      ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS......................14

PART F/S......................................................................15

      FINANCIAL STATEMENTS....................................................15

PART III .....................................................................16

      ITEM 1.  INDEX TO EXHIBITS..............................................16

SIGNATURES....................................................................16

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

      (a) BUSINESS DEVELOPMENT

      The Company was originally formed under the name of FURTIVE, INC., as a Florida corporation filed with the Department of State on December 22, 2000. The Articles are included herein as Exhibit 2(a) commencing at Page E-1.

      The company was formed for the purpose of acting as a private, non-regulated and non-licensed investment company. However, due to a failure to secure anticipated funding the Company never commenced business operations. However, the Company maintained its active status under Florida law by filing the required annual reports.

      In August, 2003 the Company engaged in discussions with Robert E. McCoy to act as an independent consultant for the purpose of providing project management scheduling services to RM Enterprise Group, a corporation of which Robert E. McCoy was President, and to other corporations. The Company entered into a Stock Purchase and Consulting Agreement with Mr. McCoy and it entered into a Consulting Contract with RM Enterprise Group, Inc. These agreements are included herein as Exhibits 6(a) and 6(b), commencing at page E-31.

      On August 11, 2003, the Company filed Articles of Amendment with the Florida Department of State, changing its name to: TURBINE PROJECT SERVICES, INC. The Articles of Amendment are included herein as Exhibit 2(b) commencing at Page E-6. Project Services, Inc. is a corporation in good-standing under the laws of the State of Florida as of the date of this filing.

      The Bylaws of the Company are included as Exhibit 2(c) commencing at page E-8.

      (b) BUSINESS OF ISSUER

      (1) Principal Services and Markets

      The long-range business plan for Turbine Project Services, Inc. is to provide project management services to various Aerospace and Defense ( A & D)
manufacturers.   The  objective  is  to  provide  project  management  for  high
technology   programs  such  as  design  and   integration,   ship  control  and
instrumentation, procurement and equipment supply, installation and commissioning, and integrated logistics and platform support.

      The immediate business expertise is in the areas of Gas Turbine Engines and FADEC Power Plant/Airframe Integration. In certain instances A & D manufacturers find themselves in the position of having peak workloads that do not match the skilled resources available. Turbine Project Services, Inc. operates at the sub tier level, providing detailed project analysis and scheduling to vendors working directly with aerospace OEM's. The Company feels that a recent increase in demand for commercial management of military equipment acquisition programs will provide specialist firms such as Turbine Project Services, Inc. with growth opportunities now and in the coming years.

      (2) Marketing of Services

      The defense and aerospace industry is undergoing extensive change, driven by economic forces such as reduced defense budgets, air transport slow-down (post September 11) or flat revenues from many engineering products. At the same time, customers (airlines, utilities, etc.) are becoming more sophisticated, requiring more holistic contracts and value for money over an extended project life cycle. This causes major pressure on product performance, cost and value for money, and in-service dates.

      The response to these changes is that the industry is restructuring across the project life cycle and supply/value chain levels. The supply chain levels are consolidating at a national, and increasingly international, level. In addition, prime contractors are forming global alliances, partnerships and new forms of relationship, for example with financiers, support and service providers. First and second tier suppliers are also consolidating, and are being pressed to accept more risk and provide a more comprehensive service to the prime contractors. It is felt that this process has assisted greatly in generating demand for the services of Turbine Project Services, Inc. Further, there is a need to continuously improve the reliability and maintainability of systems and equipment. Our Company has the expertise to assist OEM and sub tier suppliers in this area.

      The areas of project management expertise that this Company, through its own consultants, offers are outlined as follows:

      Cockpit design and philosophy of:

      o     Avionics

      o     Autopilots

      o     Display

      o     Alerting systems

      o     Navigations systems

      Testing

      o     Flight Test plans and reports

      o     FAA certification test plans and reports

      o     Developmental testing and FAA demonstration

      o     Aircraft avionics, systems, handling qualities and performance

      o     Flight Test Reports

      o     Federal Aviation rules and policy interpretations

      o     Flight Test program development

      o     Cockpit design

      o     Flight Test handling qualities and performance

      o     Accident investigation

      o     Flight experience

            o     Civil and military transports

            o     Civil aircraft

            o     Military fighters

      (3) Competition and Adverse Factors

      In a general sense, there is substantial competition for the sub tier level of project management expertise that is offered by Turbine Project Services, Inc. Specifically, management is familiar with the competitive services offered by Integrated Aerospace (Santa Ana, California), TenStep, Inc. (Kennesaw, Georgia) and Lockheed Martin UK Integrated Systems (UK).

      Turbine Project Services, Inc., while intending to expand by contracting with other entities and individuals to perform services for the Company, has no assurance that such other entities persons will be obtained. Further, at the present time, the operational ability of the Company is tied to the services performed by a single individual, Robert E. McCoy. If his services should become unavailable for any reason, while the Company would seek an immediate replacement, the failure to obtain competent consultants would effectively terminate the ability of the Company to operate in the project management field.

      Although the Company has contracted with R M Enterprise Group and has commenced business operations, there is no way to predict if additional consulting agreements will be obtained. Further, because of the changing dynamics within the aerospace and defense industries, the Company has no reliable method to forecast the duration of any consulting arrangements.

      (4) Governmental Regulations, Approval Compliance

      To the best knowledge of the Company there are no state or federal approvals necessary for the operation of this business. Further, the Company is not aware of any pending or probable state or federal regulations that will impact the Company's planned business operations.

      (5) Employees

      At the present time the company has no persons classified as common-law employees, nor has any officer of the Company received compensation for services rendered as Company officers.

      (c) REPORTS TO SECURITY HOLDERS

      ARTICLE VI, SECTION 2 of the Bylaws of TURBINE PROJECT SERVICES, INC. provides that, unless modified by resolution of the shareholders, within 120 days of the close of each fiscal year, the Company shall furnish its shareholders annual financial statements that include a balance sheet, an income statement, and a statement of cash flow for that year. Management intends such financial statements to be audited. It should be noted that the fiscal year of the Company ends December 31.

      TURBINE PROJECT SERVICES, INC. does not currently file reports with the Securities & Exchange Commission as it is not a reporting company. At the expiration of 60 days from the date of the filing of this Form 10-SB with the Securities and Exchange Commission, the Company will become a reporting company and will be required to file quarterly reports (Form 10-QSB) and an annual report (Form 10-KSB) with the Commission. The annual report includes an audited financial statement.

      Any materials that the Company will file with the Securities and Exchange Commission may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Further, you may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SECD-0330. The Company will be an electronic filer and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. That site is http://www.sec.gov.

ITEM 2. PLAN OF OPERATION

The plan of operation for the next twelve months and beyond is to (a) continue to perform services for R M Enterprise Group, Inc. and (b) seek to obtain consulting agreements with aerospace and defense contractors to perform services on a sub tier level.

      The Company expects that the cash raised from a previous stock offering will be sufficient to maintain it for the next twelve months because (a) the officers have agreed to serve without compensation until the business has generated significant revenues, (b) the Company has no outstanding debts, and
(c) the Secretary has agreed to provide the Company with office space without charge.

      It should be further noted that fees paid to Robert E. McCoy under the consulting agreement with the Company will be based upon revenues received from companies wherein consulting services are rendered.

ITEM 3. DESCRIPTION OF PROPERTY

      The Company owns no real property, nor does it have any leasehold or option interests at this time.

      The Company executive offices are provided, without payment of rent at this time at 270 NW 3rd Court, Boca Raton, Florida. This address is the location of the offices of the Secretary of the Company, Ledyard H. DeWees, who has agreed to provide office space and secretarial assistance without charge.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      a. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

      The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities.

                       Name and Address                          Amount and Nature                Percent
Title of Class         of Beneficial Owner                       of Beneficial Owner              of Class
--------------         -------------------                       -------------------              --------
Common                 Jay Sanet                                       500,000                      6.04%
                       1747 Van Buren Street
                       Suite 970
                       Hollywood, FL 33020

Common                 Ledyard DeWees                                  500,000                      6.04%
                       270 NW 3rd Court
                       Boca Raton, FL 33432

Common                 Carolyn O'Brien                                 500,000                      6.04%
                       270 NW 3rd Court
                       Boca Raton, FL 33432

Common                 June D. Edwards                                 500,000                      6.04%
                       1240 San Remo Avenue
                       Coral Gables, FL 33146

Common                 Robert E. McCoy                               6,000,000                     72.55%
                       1350 C West Southport Road
                       Indianapolis, IN 46217

Notes to security ownership:

(1) All shares listed above are owned directly. There are no further stock rights of any type or kind.

      (b) SECURITY OWNERSHIP OF MANAGEMENT

      The following information lists, as to each class, equity securities beneficially owned by all directors, and of the directors of the issuer, as a group.


                        Name and Address                          Amount and Nature                Percent
Title of Class          of Beneficial Owner                       of Beneficial Owner              of Class
--------------          -------------------                       -------------------              --------
Common                  Robert E. McCoy                              6,000,000                       72.55%
                        1350 C West Southport Road
                        Indianapolis, IN 46217

Common                  Jay Sanet                                      500,000                        6.04%
                        1747 Van Buren Street
                        Suite 970
                        Hollywood, FL 33020

Common                  Ledyard H. DeWees                              500,000                        6.04%
                        270 NW 3rd Court
                        Boca Raton, FL 33432

      As a group, the directors and officers of the Company own 7,000,000 shares comprising 84.6% of all issued and outstanding stock.

      None of the listed beneficial owners, who are all direct owners, have any rights to acquire additional shares by holding options, warrants, rights, conversion privileges, or otherwise.

      (c) CHANGES IN CONTROL

      There are no arrangements which may result in a change of control of the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS
         AND CONTROL PERSONS

      (a) IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

      Name                        Age            Position

      Robert E. McCoy              47            Director

      Jay Sanet                    54            President
                                                 Director

      Ledyard DeWees               72            Secretary
                                                 Director

      Robert E. McCoy

      Robert E. McCoy is currently a director. He was appointed to that position by the board of directors on August 1, 2003.

      For the past five years, Mr. McCoy has been the President and principal stockholder of R M Enterprise Group, Inc., an Indiana corporation, whose function, through the personal services of Mr. McCoy and his associates, is project management scheduling services for companies working directly with aerospace and defense manufacturers. Companies who have utilized the services of Mr. McCoy's company include Pratt and Whitney Aerospace and Rolls Royce Aerospace.

      Jay Sanet

      Jay Sanet is currently a director. He was one of the initial directors at the inception of Turbine Project Services, Inc. (then named Furtive, Inc.) on December 26,2000.

      Mr. Sanet's business experience for the past five years is summarized as follows: For all of 1999, Mr. Sanet was Executive Vice President of Norstar Group, Inc., a company whose business plan was to create an Internet online community of "one stop shopping" for products, entertainment, education and business services from a network of providers. He was also a director of Norstar Group, Inc. In January, 2003 Mr. Sanet was named as the President and Chief Executive Officer of Norstar and while serving in that position, on January 12, 2004 was named as President and Chief Executive Officer of Storm Safari, Inc., a Delaware corporation formed to offer tornado and hurricane chasing trips to selected customers.

      Norstar  Group,  Inc.  has now been  merged  into and changed its name to:
Gaming and Entertainment Croup, Inc., a company that designs and develops gaming systems and related software. Mr. Sanet is no longer an officer of that company. He is, however, a director.

      Gaming and Entertainment Group, Inc. is listed on the Over-the Counter Bulletin Board, having symbol GMEI:US.

      Ledyard H. DeWees

      Ledyard DeWees is currently a director. He was one of the initial directors at the inception of Turbine Project Services, Inc. (then named Furtive, Inc.) on December 26, 2000.

      For the past five years Mr. DeWees has performed services as an attorney, primarily in the fields of corporate law and securities. Mr. DeWees has been a member of the Florida Bar since 1959. He is the General Counsel for Turbine Project Services, lnc.

      (b) IDENTIFY SIGNIFICANT EMPLOYEES

      Robert E. McCoy is not an employee of the Company, nor is he an executive officer. However, his consulting services are essential to the continuation of the Company in its present form and under its present business plan. The information regarding Mr. McCoy is contained in paragraph (a) above.

      (c) FAMILY RELATIONSHIPS

      There are no family relationships among the directors, executive officers, or otherwise.

      (d) INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

      Not Applicable.

      (e) AUDIT COMMITTEE FINANCIAL EXPERT

      Not required information for this filing.

      (f) IDENTIFICATION OF THE AUDIT COMMITTEE

      Not required information for this filing.

      (g) DESCRIBE ANY MATERIAL CHANGES TO THE PROCEDURES BY WHICH SECURITY HOLDERS MAY RECOMMEND NOMINEES TO THE REGISTRANT'S BOARD OF DIRECTORS.

      Not required information for this filing.

ITEM 6. EXECUTIVE COMPENSATION

      a. GENERAL

      Jay Sanet is the President and Chairman of the Boad of Directors of the Company. Ledyard H. DeWees is the Secretary of the Company and a member of the board of Directors. They are the only officers of the Company; neither is an employee.

      Neither the President of the Company nor the secretary receive or have received any form of compensation from the Company at this time, there is no benefit plan in existence, qualified or non-qualified, direct or indirect and the Company has no plans for executive compensation.

      b. SUMMARY COMPENSATION TABLE

      Not applicable.

      c. OPTION / SAR GRANTS TABLE

      Not applicable.

      d. AGGREGATED OPTION / SAR EXERCISES AND FISCAL YEAR-END OPTIONS / SAR VALUE TABLE

      Not applicable.

      e. LONG-TERM INCENTIVE PLAN AWARDS TABLE

      Not applicable.

      f. COMPENSATION OF DIRECTORS

      There are no arrangements whatsoever pertaining to compensation for the directors. On August 15, 2003 the Company entered into a certain agreement with Robert E. McCoy (See Exhibit 6(b), Page E-35) whereby he was named to the Board of Directors. This agreement contained no provision for compensation as a director.

      No director was compensated, in any form, during the last completed fiscal year (December 31, 2003).

      g. EMPLOYMENT    CONTRACTS   AND    TERMINATION   OF   EMPLOYMENT   AND
         CHANGE-IN-CONTROL ARRANGEMENTS.

      Not applicable.

      h. REPORT ON REPRICING OF OPTIONS/SAR'S

      Not applicable.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      a. TRANSACTIONS WITH PROMOTORS

      Jay Sanet (President) and Ledyard H. DeWees would be considered as Promotors of the Company. They have never received anything of value, tangible or intangible, directly or indirectly, from the Company.

      Jay Sanet has received 500,000 shares of the common stock as founders stock and Ledyard H. DeWees has received 500,000 shares of common stock as founders stock. In both instances, the stock was issued in exchange for services rendered to the Company.

ITEM 8. DESCRIPTION OF SECURITIES

      a. COMMON STOCK

      The Company is authorized to issue 50,000,000 (Fifty Million) shares of common stock, with a par value of $.001 per share. Each share of common stock has one vote.

      Florida Statute Section 607.0728 provides that shareholders do not have a right to cumulate their votes unless the articles of incorporation so provide. The Articles of this Company make no provision whatsoever for cumulative voting rights.

      There are no fixed rights to dividends on the common stock. Dividends may be paid in cash, stock, or otherwise as determined by the Board of Directors from funds lawfully available for such distributions.

      The Articles of Incorporation do not provide for any preemptive rights to stockholders. Consequently, under Florida law the stockholders do not have preemptive rights.

      b. DEBT SECURITIES

      None.

      c. OTHER SECURITIES TO BE REGISTERED

      None.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      a. MARKET INFORMATION

      There is no public trading  market for the Company's  stock and management
has  not  undertaken  any  discussions,   preliminary  or  otherwise,  with  any
prospective market maker regarding a public market for the stock.

      There are no warrants or options or convertible securities of the Company outstanding.

      Out of 8,270,000 total shares of voting common stock outstanding, there are 7,270,000 shares that are restricted. None of these shares are eligible for sale under Rule 144. There are 1,000,000 shares of common stock that are free trading. There are no agreements between the stockholders and the Company pertaining to the registration under the Securities Act of their shares.

      b. HOLDERS

      There are 38 shareholders of record of the Company's common stock.

      c. DIVIDENDS

      The Company has not paid any dividends to date and has no plans to do so in the foreseeable future.

      d. SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.

      None.

ITEM 2. LEGAL PROCEEDINGS

      There is no litigation of any type whatsoever pending or threatened by or against the Company, its officers and/or its directors.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      The Company has not changed accountants during the previous two year period to the date of this registration statement and there are no disagreements with the findings of said accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      On December 27, 2000, five days after the Company's date of incorporation, the Company issued founder's stock in the amount of 500,000 shares of voting common stock to each of four individuals: Jay Sanet, Ledyard H. DeWees, Carolyn O'Brien and June Edwards. The stock was issued for services rendered and assigned a consideration of $.001 per share.

      In regard to the founders stock issued to the four individuals noted above, the Company is claiming that these shares were issued by the Company as private transactions and that it is our belief that the transactions are exempt from registration as being within Section 4(2) of the Securities Act of 1933, as a amended, being transactions by an issuer not involving any public offering. One of the factors involved in determining whether a transaction is a public offering is the number of offerees and their relationship to the issuer (Release 33-285). In this case the offerees, as founders of the Company, have special knowledge of the issuer and the offering was limited to those founders. As to the number of units offered, no other units were offered at that time and no additional stock was authorized for issue. The size of the offering and the manner of the offering were a result of direct negotiation by the issuer. As stated by the Letter of General Counsel (17 CFR 231.285) the purpose of the
Section 4(2) exemption is largely limited to a few transactions with particular persons. Thus, transactions effected by direct negotiation are more likely to be non-public than those effected through the use of public distribution.

      Three  of the  four  offerees  do not  qualify  as  accredited  investors.
However, before the stock transfers were made the founders were completely informed by corporate counsel so that they had the requisite association with and knowledge of the issuer to qualify as sophisticated investors. As founders they had full disclosure of all information so that they were capable of evaluating the merits and risks of the issuance by the Company.

      On August 25, 2003, the Board of Directors authorized the private sale of 6,000,000 shares of common stock to Robert E. McCoy as a part of the consideration under a certain Stock Purchase and Consulting Agreement (see Exhibit (b) page E-35.) The purchase price of the stock was $.01 per share. Mr. McCoy paid $6,000 cash for the stock, which was issued on September 14, 2003. It is the belief of the Company that this single sale transaction is exempt from registration as being a private transaction within the provisions of Section 4(2) of the Securities Act of 1922, as amended, for the same basic reasons as cited above regarding the founders stock.

      On August 25, 2003, the Board of Directors authorized the sale of 500,000 shares of its common stock at the price of $.01 per share. This offering was conducted under Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission. It is the belief of the Company that this offer of securities satisfied the conditions of paragraphs (a) and (b) of Regulation
Section 230-504 and thus is exempt from registration as being such a limited offer of securities not exceeding $1,000,000.

      Under the Regulation D offering, a total of 33 persons executed subscription agreements (see Exhibit 4 - at page E-27) for 270,000 shares of common stock. All sales, totaling $2,700, were for cash. All sales were conducted by officers of the Company and no commissions or discounts were paid or allowed.

      Pursuant to the requirements of Regulation D, Form D (see Exhibit at page E-37) was filed with the Securities and Exchange Commission on October 16, 2003 and an amendment was filed on October 23,2003 to clarify a typing error which incorrectly designated the offering as being under Rule 506.

      The names of the 33 purchasers, the shares purchased by each person and the dates of purchase are as follows:

STOCKHOLDER                              DATE OF PURCHASE       SHARES PURCHASED
-----------                              ----------------       ----------------
Margaret L. Malloy                            08/29/03                10,000
William D. Malloy                             08/29/03                10,000
Nat Naccarato                                 08/29/03                10,000
Alene Naccarato                               08/29/03                10,000
Russell J. Gilbert                            09/03/03                 5,000
Stephanie A. Gilbert                          09/03/03                 5,000
Katherine M. Ericsen                          09/03/03                 5,000
Christian D. Ericsen                          09/03/03                 5,000
Diana L. Patterson                            09/04/03                 5,000
Biogenicsystems, Inc.                         09/04/03                 5,000
Kairas Mehta                                  09/12/03                10,000
Delna Mehta                                   09/12/03                10,000
Linda Donlin                                  09/23/03                 5,000
Bridgette Donlin                              09/23/03                 5,000
Randy Holmes                                  10/29/03                10,000
Christopher J. LeClerc                        10/29/03                10,000
Christopher & Stephanie
   LeClerc, JT WROS                           10/29/03                20,000
Stephanie D. LeClerc                          10/29/03                20,000
Scott & Jen Melle,JT WROS                     11/10/03                20,000
Jen Melle                                     11/10/03                 5,000
Scott Melle                                   11/10/03                 5,000
Verlise Walker                                11/10/03                10,000
John Maione                                   11/10/03                10,000
20342117 Ontario, Inc.                        11/10/03                10,000
Lyle & JoAnn Parks, JT WROS                   11/20/03                 5,000
Lyle Parks                                    11/20/03                 2,500
Jo Ann Parks                                  11/20/03                 2,500
Lyndell & Audra Parks,JT WROS                 11/20/03                 5,000
Audra Parks                                   11/20/03                 2,500
Lyndell Parks                                 11/20/03                 2,500
Edith Champion                                02/02/04                20,000
Michael Thomas                                02/02/04                20,000
Terrance Daly.                                02/02/04                20,000
         TOTAL SHARES                                                270,000

      The 504 offering was terminated by the board of directors on February 3, 2004.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      ARTICLE VII of the Bylaws of the Company, entitled "INDEMNIFICATION AND INSURANCE" provides as follows:

SECTION 1. INDEMNIFICATION UNDER BCA SECTION 607.0850

      The corporation shall have the power to indemnify any director, officer, employee, or agent of the corporation as provided in Section 607.0850 of the Business Corporation Act.

SECTION 2. ADDITIONAL INDEMNIFICATION

      The corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding such office. However, such further indemnification or advancement of expenses shall not be made in those instances specified in Section 607.0850(7) (a-d) of the Business Corporation Act.

      Florida Statute Section 607.0850 provides for the indemnification of a director and/or officer who is a party to any legal proceeding against them "... if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

      Florida Statute Section 607.0850(7) also provides that there shall be no indemnification to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute (a) a violation of criminal law unless the officer or director had reasonable cause to believe his or her conduct was unlawful; (b) a transaction whereby the director or officer derived an improper personal benefit; (c) in the case of a director, a violation of his or her fiduciary duties; or (d) willful misconduct.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities & Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

      Audited financial statements for Turbine Project Services, Inc. for the fiscal year ending December 31, 2003 and the related statements of operations, changes in stockholders' equity and cash flows for each of the years ended December 31, 2003 and 2002 and for the period from December 22, 2000 (inception) through December 31, 2003, are included as specified in Item 310 of Regulation S-B.

                         TURBINE PROJECT SERVICES, INC.
                              (F/K/A FURTIVE, INC.)


                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2003

                         TURBINE PROJECT SERVICES, INC.
                              (F/K/A FURTIVE, INC.)

                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS


                                                                    PAGE

Independent Auditor's Report                                         F-1

Financial Statements:

 Balance Sheet                                                       F-2

 Statements of Operations                                            F-3

 Statement of Changes in Stockholders'
 Equity                                                              F-4

 Statements of Cash Flows                                        F-5 to F-6

 Notes to Financial Statements                                   F-7 to F-10

                          INDEPENDENT AUDITOR'S REPORT


To The Board of Directors
Turbine Project Services, Inc.

We have audited the accompanying balance sheet of Turbine Project Services, Inc. (F/K/A Furtive, Inc.) (a development stage company), as of December 31, 2003 and the related statements of operations, changes in stockholders' equity and cash flows for each of the years ended December 31, 2003 and 2002 and for the period from December 22, 2000 (inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Turbine Project Services, Inc. (F/K/A Furtive, Inc.)(a development stage company) as of December 31, 2003 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 and for the period from December 22, 2000 (inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States.

January 13, 2004
Boca Raton, Florida

                         TURBINE PROJECT SERVICES, INC.
                              (F/K/A FURTIVE, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 2003



                            ASSETS

CURRENT ASSETS
 Cash                                                                     $9,460
                                                                          ======

               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable                                                         $1,000

STOCKHOLDERS' EQUITY                                                       8,460
                                                                          ------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $9,460
                                                                          ======


                Read accompanying Notes to Financial Statements.

                         TURBINE PROJECT SERVICES, INC.
                              (F/K/A FURTIVE, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                                             December 22, 2000
                                          Year Ended         Year Ended        (Inception)
                                          December 31,    December 31,     to December 31,
                                            2003               2002                2003
                                         -----------        -----------         -----------
REVENUES                                 $     1,500        $        --         $     1,500

COST OF REVENUES                               1,000                 --               1,000
                                         -----------        -----------         -----------

GROSS PROFIT                                     500                 --                 500

EXPENSES
 General and administrative                      334                150              (2,870)
                                         -----------        -----------         -----------

NET INCOME (LOSS)                        $       166        $      (150)        $    (2,370)
                                         ===========        ===========         ===========

INCOME (LOSS) PER SHARE                  $        --        $        --
                                         ===========        ===========

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                               3,768,575          2,000,000
                                         ===========        ===========

                Read accompanying Notes to Financial Statements.

                         TURBINE PROJECT SERVICES, INC.
                              (F/K/A FURTIVE, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
       PERIOD FROM DECEMBER 22, 2000 (INCEPTION) THROUGH DECEMBER 31, 2003

                                                                                              Deficit
                                                                                            Accumulated
                                                Common Stock                Additional      During the
                                          Number of           Par            Paid-In        Development
                                           Shares            Value           Capital           Stage             Total
                                          ---------        ---------        ---------        ---------         ---------
December 27, 2000 - Common shares
 issued to founders for services
 rendered                                 2,000,000        $   2,000        $      --        $      --         $   2,000

Organization costs paid by
 stockholder to additional paid-
 in capital                                      --               --              175               --               175
Net (loss)                                       --               --               --           (2,175)           (2,175)
                                          ---------        ---------        ---------        ---------         ---------
Balance - December 31, 2000               2,000,000            2,000              175           (2,175)               --

Corporate fees paid by stockholder
 to additional paid-in capital                   --               --              211               --               211
Net (loss)                                       --               --               --             (211)             (211)
                                          ---------        ---------        ---------        ---------         ---------
Balance - December 31, 2001               2,000,000            2,000              386           (2,386)               --

Corporate fees paid by stockholder
 to additional paid-in capital                   --               --              150               --               150
Net (loss)                                       --               --               --             (150)             (150)
                                          ---------        ---------        ---------        ---------         ---------
Balance - December 31, 2002               2,000,000            2,000              536           (2,536)               --

September 14, 2003 - Common shares
 issued to founder for cash               6,000,000            6,000               --               --             6,000
September 2003 - Common shares
 issued for cash                             90,000               90              810               --               900
October 2003 - Common shares
 issued for cash                             50,000               50              450               --               500
November 2003 - Common shares
 issued for cash                             70,000               70              630               --               700
Corporate fees paid by stockholder
 to additional paid-in capital                   --               --              194               --               194
Net income                                       --               --               --              166               166
                                          ---------        ---------        ---------        ---------         ---------
Balance - December 31, 2003               8,210,000        $   8,210        $   2,620        $  (2,370)        $   8,460

                Read accompanying Notes to Financial Statements.

                         TURBINE PROJECT SERVICES, INC.
                              (F/K/A FURTIVE, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                                                 December 22,
                                                                                     2000
                                                   Year Ended      Year Ended    (Inception) to
                                                   December 31,    December 31,   December 31,
                                                      2003            2002           2003
                                                     -------        -------         -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                   $   166        $  (150)        $(2,370)
 Adjustments to reconcile net income (loss)
  to cash provided by (used in) operating
  activities:
   Common shares issued for services rendered             --             --           2,000
   Organization costs and corporate fees paid
    by stockholder                                       194            150             730
   Increase in accounts payable                        1,000             --           1,000
                                                     -------        -------         -------

NET CASH PROVIDED BY (USED IN) OPERATING
 ACTIVITIES                                            1,360           (150)          1,360

CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of common stock                              8,100             --           8,100
                                                     -------        -------         -------

NET INCREASE IN CASH                                   9,460             --           9,460

CASH - BEGINNING                                          --             --              --
                                                     -------        -------         -------

CASH - ENDING                                        $ 9,460        $    --         $ 9,460
                                                     =======        =======         =======

                Read accompanying Notes to Financial Statements.

                         TURBINE PROJECT SERVICES, INC.
                              (F/K/A FURTIVE, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                                            December 22,
                                                                                 2000
                                                   Year Ended    Year Ended  (Inception) to
                                                  December 31,  December 31,  December 31,
                                                     2003          2002          2003
                                                    ------        ------        ------
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
 AND FINANCING ACTIVITIES:
 Common shares issued for services rendered         $   --        $   --        $2,000
                                                    ======        ======        ======

 Organization and corporate fees paid by
 stockholder to additional paid-in capital          $  194        $  150        $  730
                                                    ======        ======        ======

                Read accompanying Notes to Financial Statements.

                         TURBINE PROJECT SERVICES, INC.
                              (F/K/A FURTIVE, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

NOTE 1. ORGANIZATION

        Turbine Project Services, Inc. (formerly known as Furtive, Inc.) was incorporated on December 22, 2000 under the laws of the State of Florida originally to be an investment company. On August 11, 2003, the Articles of Incorporation were amended to change the name to Turbine Project Services, Inc. In addition, the Company changed its business plan to providing project management services to various aerospace and defense manufacturers. The company's headquarters is in Boca Raton, Florida.

        The Company has little revenues to date. Since its inception, the Company has been dependent upon the receipt of capital investment or other financing to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's product development will be successfully completed or that it will be a commercial success. Further, the Company is dependent upon certain related parties to provide continued funding and capital resources.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        INCOME TAXES

        Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

        INCOME (LOSS) PER SHARE

        Income (loss) per share is computed by dividing net income (loss) for the year by the weighted average number of shares outstanding.

                         TURBINE PROJECT SERVICES, INC.
                              (F/K/A FURTIVE, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        STATEMENT OF CASH FLOWS

        For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

        USE OF ESTIMATES

        Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 3. INCOME TAXES

        As of December 31, 2003 and 2002, no deferred income taxes have been recorded due to the Company having no history of profitable operations. Significant components of the Company's net deferred income tax asset are as follows:

                                              2003          2002
                                             -----         -----

            Start-up expenditures            $ 470         $ 470
            Less: Valuation allowance         (470)         (470)
                                             -----         -----
            Net deferred income tax
             asset                           $  --         $  --
                                             =====         =====


        During the year ended December 31, 2003, there was no change in the valuation allowance.

                         TURBINE PROJECT SERVICES, INC.
                              (F/K/A FURTIVE, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


NOTE 3. INCOME TAXES (CONTINUED)

        The reconciliation of income tax (benefit) computed at the federal statutory rate to income tax expense (benefit) is as follows:


                                                   2003           2002
                                                  -----          -----

            Tax (benefit) at federal
             statutory rate                      (15.00)%       (15.00)%
            State tax (benefit), net of
             federal benefit                      (3.63)         (3.63)
            Valuation allowance                   18.63          18.63
                                                  -----          -----

            Tax provision (benefit)               00.00%         00.00%
                                                  =====          =====


NOTE 6. CAPITAL STOCK

        The Company has authorized 50,000,000 common shares with a par value of $.001 per share.

        During August 2003, the Company offered 500,000 common shares for sale at $.01 per share under Rule 504 of Regulation D of the Securities Act of 1933. Proceeds of the offering totaled $2,100 for 210,000 common shares.

        As of December 31, 2003, 8,210,000 common shares were issued and outstanding.


NOTE 7. RELATED PARTY TRANSACTIONS

        CONSULTING AGREEMENTS

        On August 15, 2003, the Company entered into a consulting agreement with one of its directors to render project management services to its clients. Payment for these services are based upon the time expended in rendering the services and the nature of those services. As of December 31, 2003, the amount due under this agreement was $1,000.

                         TURBINE PROJECT SERVICES, INC.
                              (F/K/A FURTIVE, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


NOTE 7. RELATED PARTY TRANSACTIONS (CONTINUED)


        CONSULTING AGREEMENTS (CONTINUED)

        On August 15, 2003, the Company entered into a consulting agreement with a company, the president of which is one of the Company's directors to provide project management services. The rate of payment for these services is $45 per billable hour. During the year ended December 31, 2003, revenue earned under this agreement was $1,500.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit Number            Page Number                      Description

    2(a)                     E-1                       Articles of Incorporation
                                                       of FURTIVE, INC.

    2(b)                     E-6                       Articles   of   Amendment
                                                       changing  name to TURBINE
                                                       PROJECT SERVICES, INC.

    2(c)                     E-8                       Bylaws of TURBINE PROJECT
                                                       SERVICES, INC.

    4                        E-27                      Subscription Agreement

    6(a)                     E-31                      Agreement   with  Turbine
                                                       Project Services, Inc.

    6(b)                     E-35                      Stock     Purchase    and
                                                       Consulting Agreement

    15                       E-37                      Form D and Amendment to
                                                       Form D

                                 SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TURBINE PROJECT SERVICES, INC.,


DATE: February 13, 2004                 By: /s/ Jay Sanet
                                           -------------------------------------
                                           Jay Sanet, President


                                       16